July 19, 2018
JEFFREY R. VETTER		EMAIL JVETTER@FENWICK.COM Direct Dial (650) 335-7631

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Brian Cascio

Michael Fay

Russell Mancuso

Caleb French

Heather Percival

Re:	Bloom Energy Corporation

Registration Statement on Form S-1

File No. 333-225571

Ladies and Gentlemen:

On behalf of Bloom Energy Corporation (the “Company”), we are filing Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-225571) initially filed by the Company with the U.S. Securities and Exchange Commission (the “Commission”) on June 12, 2018 (the “Registration Statement”). The purpose of this filing is to (1) file as an exhibit the Company’s Twelfth Amended and Restated Certificate of Incorporation which effected the 3-for-2 reverse stock split referenced in the Registration Statement, (2) to file amended exhibits in response to comments raised by the Staff to those exhibits in its letter dated July 17, 2018, and (3) to file an updated version of Exhibits 10.14 and 10.23 to un-redact portions that had been previously redacted.

The Company intends to file an additional amendment to the Registration Statement at the end of this week to include changes to the Preliminary Prospectus in response to the Staff’s other comments and to include additional disclosures.

[Concluding paragraph and signature on next page]

United States Securities and Exchange Commission

Division of Corporation Finance

July 19, 2018

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 335-7631 or, in my absence, Michael Shaw at (650) 335-7842.

Sincerely,

/s/ Jeffrey R. Vetter

Jeffrey R. Vetter

cc (via e-mail):	Shawn Soderberg, Esq.
Michael Shaw, Esq.
Alan F. Denenberg, Esq.
Emily Roberts, Esq.